UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

On April 13, 2026, Diginex Limited (the “Company”) held an Extraordinary General Meeting of its shareholders (the “Meeting”). The Meeting was held virtually. On March 27, 2026, the record date for the Meeting, there were 232,557,527 shares of the Company’s ordinary shares entitled to be voted at the Meeting, among which 101,346,084 ordinary shares of Company or 43.579 % were represented in person or by proxy and voted at the Meeting.

Proposal No. 1 Authorised Share Capital Changes Proposal

The Authorised Share Capital Changes Proposal – a proposal, by an ordinary resolution, to amend its authorised share capital in the manner and sequence set out below with effect on the date to be determined by the board of directors of the Company (collectively, the “Authorised Share Capital Changes”).

Approval of the Authorised Share Capital Changes Proposal required an ordinary resolution passed by a simple majority of the votes cast by the shareholders as, being entitled to do so, by voting in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative at the Meeting.

The Authorised Share Capital Changes Proposal received the following votes:

(a)	To increase the authorised share capital to US$200,000 divided into 3,960,000,000 ordinary shares of a par value of US$0.00005 each (the “Existing Ordinary Shares”) and 40,000,000 preferred shares of a par value of US$0.00005 each (the “Existing Preferred Shares”), by the addition of 3,000,000,000 Existing Ordinary Shares;

FOR	AGAINST	ABSTAIN	Broker Non-Votes
100,933,431	377,760	34,893	0

The proposal was approved by shareholders holding 99.593% of the votes cast at the Meeting.

(b)	Every eight (8) issued and unissued Existing Ordinary Shares be consolidated into one (1) ordinary share of a par value of US$0.0004 each (the “Consolidated Ordinary Share”) where the Consolidated Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Ordinary Shares as set out in the existing memorandum and articles of association of the Company (the “Existing MAA”);

FOR	AGAINST	ABSTAIN	Broker Non-Votes
101,106,771	207,073	32,240	0

The proposal was approved by shareholders holding 99.764% of the votes cast at the Meeting.

(c)	Every eight (8) issued and unissued Existing Preferred Shares be consolidated into one (1) ordinary share of a par value of US$0.0004 each (the “Consolidated Preferred Shares”) where the Consolidated Preferred Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Preferred Shares as set out in the Existing MAA; and

FOR	AGAINST	ABSTAIN	Broker Non-Votes
101,113,089	199,992	33,003	0

The proposal was approved by shareholders holding 99.770% of the votes cast at the Meeting.

(d)	All fractional entitlements to the issued Consolidated Ordinary Shares and Consolidated Preferred Shares resulting from such share consolidation will not be issued to the shareholders of the Company, and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number,

FOR	AGAINST	ABSTAIN	Broker Non-Votes
101,145,337	184,248	16,499	0

The proposal was approved by shareholders holding 99.802% of the votes cast at the Meeting.

The Authorised Share Capital Changes Proposal was approved by the Company’s shareholders at the Meeting.

Proposal No. 2 The M&AA Amendment Proposal

The M&AA Amendment Proposal - a proposal, subject to the Authorised Share Capital Changes taking effect, to approve the second amended and restated memorandum and articles of association of the Company, the form of which is attached to the notice of Meeting and the accompanying proxy statement as Annex 1, in its entirety and in substitution for and to the exclusion of the Existing MAA with effect upon the effectiveness of the Authorised Share Capital Changes.

Approval of the M&AA Amendment Proposal required a special resolution, namely a resolution passed by a majority of not less than two-thirds (2/3) of the votes cast by shareholders as, being entitled to do so, by voting in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative at the Meeting.

The M&AA Amendment Proposal received the following votes:

FOR	AGAINST	ABSTAIN	Broker Non-Votes
100,947,644	360,065	38,375	0

The M&AA Amendment Proposal was approved by shareholders holding 99.607% of the votes cast at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: April 15, 2026		/s/ Lubomila Jordanova
	Name:	Lubomila Jordanova
	Title:	Chief Executive Officer
(Principal Executive Officer)